American Bonanza Announces Key Management Addition

May 13, 2011 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza”) is pleased to announce the addition of Douglas Wood as Vice President, Exploration. Mr. Wood is a licensed Professional Geologist, M.Sc Geology and Geophysics with over 36 years experience in metallic and non-metallic deposit exploration and development. Mr. Wood was formerly the Exploration Manager, Great Basin for Newmont Exploration Limited (1984-1991), where he focused corporate attention on the potential of the Carlin Trend. Scale-up of exploration projects for Newmont led to major commercial gold discoveries that continue in production today. Since 1991, Mr. Wood has worked as an independent consultant and served as designer and manager of several successful exploration campaigns that produced commercial discoveries in Central and Northern Mexico. Mr. Wood is a well-rounded technical professional with long experience in integrated, team oriented application of geological, geophysical, geochemical and other geotechnical data to new resource discovery and reserve expansion at commercial properties in both the U.S. and Mexico.

Mr. Brian Kirwin, President and CEO, commented, “On behalf of American Bonanza's Board of Directors, we welcome Mr. Wood to the management team, and are very excited about his upcoming contributions to the exploration programs at Copperstone. His enthusiasm for the potential of Copperstone is a strong endorsement of the ultimate upside potential for the Copperstone Gold Mine.”

About Bonanza

Bonanza is re-activating mining at the 100% owned, construction-stage Copperstone gold mine in Arizona. Bonanza has approximately 180 million shares outstanding and is permitted and fully funded through to production, with no debt and no hedges. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U.S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com